Filed Pursuant to Rule 425
of the Securities Act of 1933, as amended,
and deemed filed pursuant to Rule 14a-6(b)
of the Securities Exchange Act of 1934, as amended

Filer: Warner Chilcott plc
Subject Company: Warner Chilcott plc

Frequently Asked Questions (FAQs)

About the Combination

1.	When will the transaction be final?

This combination, which has the support of the Boards of Directors and the senior management teams of both companies, remains subject to customary closing conditions, including the approval of the shareholders of both companies, certain regulatory approvals, and the approval of the Irish High Court. We anticipate that the closing of this transaction, if approved, could occur as early as the beginning of the fourth quarter.

About Our Jobs

1.	When will we know if any jobs will be eliminated? Will any decisions related to organizational structure and job assignments be announced before closing?

Integration planning is ongoing, and specifics related to impacts on Colleague jobs have not been finally determined. Decisions relating to organizational structure, job assignments and job eliminations will be communicated after closing. After closing, we should have a detailed plan ready to be implemented, including organizational structure and job assignments. The details of this plan will determine the length and scope of the transition in each area. We understand your concerns and are committed to notifying affected Colleagues of their status with the new company as soon as possible after closing.

2.	If my job is eliminated, how much advance notice will I receive?

Integration planning is ongoing, and specifics related to impacts on Colleague jobs have not been finally determined. Decisions relating to organization structure, job assignments and job eliminations will be communicated after closing.

If you are a U.S. Colleague and your job is eliminated in connection with the combination of Warner Chilcott and Actavis, we will endeavor to provide you with at least two months’ notice, but in all cases we will provide notice in accordance with your employment agreement, if applicable, and any applicable law. This will permit us to conduct an orderly transition of activities and provide Colleagues as much time as possible to support their transition to new employment. You may be required to work through all or a portion of this

COLLEAGUE COMBINATION FAQS

notice period. Regardless of whether you are required to work through all or a portion of your notice period, you will remain employed during this time and you will receive your regular compensation and benefits for the duration of the notice period.  Any severance entitlements will commence on your termination date.

If you are a Colleague outside the U.S. and your job is eliminated in connection with the combination of Warner Chilcott and Actavis, we will provide notice in accordance with your employment agreement, if applicable, and any local legal notice requirements, including works’ council consultation to the extent required.

If you have questions, please contact your local HR manager.

About Equity Awards

1.	When can I exercise my share options following closing?

Under the terms of the proposed acquisition, generally, Warner Chilcott share options will be converted into New Actavis share options if and when the proposed transaction closes and Warner Chilcott and Actavis are combined. Each New Actavis share option resulting from this “rollover” will have the same terms and conditions that were applicable to the Warner Chilcott share option from which it was converted immediately prior to the closing of the combination, including being exercisable for the period from closing to the original expiration date of the share option, subject to earlier expiration following certain terminations of employment.   Share options can be exercised during the period between their vesting date and expiration date.

To the extent your options shares are “Single Trigger” and “underwater” (i.e., have an exercise price in excess of the trading price of the underlying stock) at the time of vesting in connection with the transaction, they will not become exercisable, but instead will be cancelled without any payment to you.

Please refer to your award agreement(s) and accompanying Terms & Conditions for specific details regarding when your share options vest, and contact your local HR manager if you have any additional questions.

Important Information for Investors and Shareholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval.  New Actavis has filed with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 containing a joint proxy

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statement of Warner Chilcott and Actavis that also constitutes a prospectus of New Actavis.  The registration statement was declared effective by the SEC on July 31, 2013.  Each of Actavis and Warner Chilcott has mailed to its stockholders or shareholders the definitive proxy statement/prospectus.  In addition, each of New Actavis, Actavis and Warner Chilcott has filed and will file with the SEC other documents with respect to the proposed transaction.  INVESTORS AND SECURITY HOLDERS OF ACTAVIS AND WARNER CHILCOTT ARE URGED TO READ THE DEFINITIVE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.  Investors and security holders may obtain free copies of the registration statement and the proxy statement/prospectus and other documents filed with the SEC by New Actavis, Actavis and Warner Chilcott through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by New Actavis and Actavis may be obtained free of charge on Actavis’ internet website at www.actavis.com or by contacting Actavis’ Investor Relations Department at (862) 261-7488. Copies of the documents filed with the SEC by Warner Chilcott may be obtained free of charge on Warner Chilcott’s internet website at www.wcrx.com or by contacting Warner Chilcott’s Investor Relations Department at (973) 442-3200.

Actavis, Warner Chilcott, their respective directors and certain of their executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction.  Information about the directors and executive officers of Warner Chilcott is set forth in its Annual Report on Form 10-K for the year ended December 31, 2012, which was filed with the SEC on February 22, 2013, its proxy statement for its 2013 annual general meeting of shareholders, which was filed with the SEC on April 5, 2013, and its Current Reports on Form 8-K that were filed with the SEC on May 2, 2013 and May 8, 2013.  Information about the directors and executive officers of Actavis is set forth in its Annual Report on Form 10-K for the year ended December 31, 2012, which was filed with the SEC on February 28, 2013 (as revised pursuant to Actavis’ Current Report on Form 8-K dated as of June 17, 2013, which was filed with the SEC on June 18, 2013), its proxy statement for its 2013 annual meeting of stockholders, which was filed with the SEC on March 29, 2013, and its Current Reports on Form 8-K that were filed with the SEC on January 29, 2013 and May 13, 2013.  Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, are contained in the definitive proxy statement/prospectus filed with the SEC and will be contained in other relevant materials to be filed with the SEC when they become available.

Warner Chilcott Cautionary Statement Regarding Forward-Looking Statements

This communication contains forward-looking statements, including statements concerning the proposed transaction with Actavis, our industry, our operations, our anticipated financial performance and financial condition and our business plans, growth strategy and product development efforts. These statements constitute forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. The words “may,” “might,” “will,” “should,” “estimate,” “project,” “plan,” “anticipate,” “expect,” “intend,” “outlook,” “believe” and other similar expressions are intended to identify forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates. These forward-looking statements are based on estimates and assumptions by our management that, although we believe to be reasonable, are inherently uncertain and subject to a number of risks and

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uncertainties. The following represent some, but not necessarily all, of the factors that could cause actual results to differ from historical results or those anticipated or predicted by our forward-looking statements: the timing to consummate the proposed transaction with Actavis; the risk that a condition to closing of the proposed transaction with Actavis may not be satisfied; the risk that a regulatory approval that may be required for the proposed transaction with Actavis is delayed, is not obtained or is obtained subject to conditions that are not anticipated; New Actavis' ability to achieve the synergies and value creation contemplated by the proposed acquisition; New Actavis' ability to promptly and effectively integrate Actavis' and Warner Chilcott's businesses; the diversion of management time on transaction-related issues; our substantial indebtedness, including increases in the LIBOR rates on our variable-rate indebtedness above the applicable floor amounts; competitive factors and market conditions in the industry in which we operate, including the approval and introduction of generic or branded products that compete with our products; our ability to protect our intellectual property; a delay in qualifying any of our manufacturing facilities that produce our products, production or regulatory problems with either our own manufacturing facilities or those of third party manufacturers, packagers or API suppliers upon whom we may rely for some of our products or other disruptions within our supply chain; pricing pressures from reimbursement policies of private managed care organizations and other third party payors, government sponsored health systems and regulatory reforms, and the continued consolidation of the distribution network through which we sell our products; changes in tax laws or interpretations that could increase our consolidated tax liabilities; government regulation, including U.S. and foreign health care reform, affecting the development, manufacture, marketing and sale of pharmaceutical products, including our ability and the ability of companies with whom we do business to obtain necessary regulatory approvals; adverse outcomes in our outstanding litigation, regulatory investigations or arbitration matters or an increase in the number of such matters to which we are subject; the loss of key senior management or scientific staff; our ability to manage the growth of our business by successfully identifying, developing, acquiring or licensing new products at favorable prices and marketing such new products; our ability to obtain regulatory approval and customer acceptance of new products, and continued customer acceptance of our existing products; and the other risks identified in our periodic filings, including our Annual Report on Form 10-K for the year ended December 31, 2012 and our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2013 and June 30, 2013, and from time-to-time in our other investor communications.  We caution you that the foregoing list of important factors is not exclusive. In addition, in light of these risks and uncertainties, the matters referred to in our forward-looking statements may not occur. We undertake no obligation to publicly update or revise any forward-looking statement as a result of new information, future events or otherwise, except as may be required by law.

Statement Required by the Irish Takeover Rules

The directors of Warner Chilcott accept responsibility for the information contained in this announcement. To the best of the knowledge and belief of the directors of Warner Chilcott (who have taken all reasonable care to ensure such is the case), the information contained in this announcement is in accordance with the facts and does not omit anything likely to affect the import of such information.

Deutsche Bank Securities Inc. is acting for Warner Chilcott as financial advisor and is not acting as financial advisor to anyone else in connection with the matters referred to in this announcement and will not be responsible to anyone other than Warner Chilcott in connection

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therewith for providing advice in relation to the matters referred to in this announcement. Deutsche Bank Securities Inc. has delegated certain of its financial advisory functions and responsibilities to Deutsche Bank AG, acting through its London branch. Deutsche Bank AG, acting through its London branch is performing such delegated functions and responsibilities exclusively for Warner Chilcott and is not acting as a financial adviser for any other person in connection with the matters referred to in this announcement and will not be responsible to any such other person for providing advice in relation to the matters referred to in this announcement. Deutsche Bank AG is authorised under German Banking Law (competent authority: BaFin – Federal Financial Supervisory Authority) and authorised and subject to limited regulation by the Financial Conduct Authority. Details about the extent of Deutsche Bank AG's authorization and regulation by the Financial Conduct Authority are available on request.

Dealing Disclosure Requirements

The holder of 1% or more of any relevant securities in the Company may from the date of this announcement have disclosure obligations under Rule 8.3 of the Irish Takeover Panel Act, 1997, Takeover Rules 2007 (as amended).

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